EXHIBIT 99.1

Golar LNG Limited - 2014 share option plan

HAMILTON, Bermuda, Oct. 22, 2014 (GLOBE NEWSWIRE) -- The Board of Golar LNG Limited ("Golar" or the "Company") has today authorized the issue of up to 2,500,000 share options to Directors and employees of the Company and its subsidiaries under the Company's existing share option scheme. Of the 2,500,000 authorized options, 1,750,000 have been issued and the remaining 750,000 will be issued at the future discretion of the Board.  The 1.75 million issued options have a strike price of $58.50 per share which will be adjusted for each time the Company pays dividends.  Fifty percent of recipients' allotted options will vest on October 21, 2017 and the remaining fifty percent a year later.   The option period is five years.

Commenting on the issue, Golar LNG Limited's CEO Doug Arnell said: In order to execute successfully on the new FLNG strategy one of the key criteria will be to have access to and retain key personnel. During the next three years Golar will go through a major transformation which when successfully executed should create solid upside for the Company's shareholders. The new option plan including the minimum three year vesting period creates attractive incentives to current employees, and is also useful in order to secure further resources. The structure of the options where no vesting occurs until after the first FLNG unit is delivered secures full alignment with shareholders. The extended vesting period is further anticipated to create long term ties between the employees and the Company and make it easier to keep valuable key personnel.

Attached to this press release is a table setting out the allocation of issued options to Primary Insiders.

FORWARD LOOKING STATEMENTS

This press release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflects management's current expectations, estimates and projections about its operations.  All statements, other than statements of historical facts, that address activities and events that will, should, could or may occur in the future are forward-looking statements.  Words such as "may," "could," "should," "would," "expect," "plan," "anticipate," "intend," "forecast," "believe," "estimate," "predict," "propose," "potential," "continue," or the negative of these terms and similar expressions are intended to identify such forward-looking statements.  These statements are not guarantees of future performance and are subject to certain risks, uncertainties and other factors, some of which are beyond our control and are difficult to predict.  Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements.  You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release.  Unless legally required, Golar undertakes no obligation to update publicly any forward-looking statements whether as a result of new information, future events or otherwise.

Among the important factors that could cause actual results to differ materially from those in the forward-looking statements are:  changes in LNG, FSRU and FLNGV market trends, including charter rates, ship values and technological advancements; changes in the supply and demand for LNG; changes in trading patterns that affect the opportunities for the profitable operation of LNG carriers, FSRUs; and FLNGVs; changes in Golar's ability to retrofit vessels as FSRUs and FLNGVs, Golar's ability to obtain financing for such retrofitting on acceptable terms or at all and the timing of the delivery and acceptance of such retrofitted vessels; increases in costs; changes in the availability of vessels to purchase, the time it takes to construct new vessels, or the vessels' useful lives; changes in the ability of Golar to obtain additional financing; changes in Golar's relationships with major chartering parties; changes in Golar's ability to sell vessels to Golar LNG Partners LP; Golar's ability to integrate and realize the benefits of acquisitions; changes in rules and regulations applicable to LNG carriers, FSRUs and FLNGVs; changes in domestic and international political conditions, particularly where Golar operates; as well as other factors discussed in Golar's most recent Form 20-F filed with the Securities and Exchange Commission.  Unpredictable or unknown factors also could have material adverse effects on forward-looking statements.

Hamilton, Bermuda
October 21, 2014
Enquiries:
Golar Management Limited: + 44 207 063 7900
Brian Tienzo
Stuart Buchanan

Primary Insiders http://hugin.info/133076/R/1864862/654612.pdf